UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 11, 2023

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In the Matter of

Veralto Corporation
c/o Danaher Corporation
2200 Pennsylvania Avenue, N.W.
Suite 800W
Washington, DC 20037

ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

File No: 001-41770

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Veralto Corporation has filed with the Commission and the New York Stock Exchange an application to register its common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934. In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration. Veralto Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification. The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the New York Stock Exchange shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Loan Lauren Nguyen
Office Chief